Exhibit 3.6

QUANEX CORPORATION

Certificate of Amendment
to
Restated Certificate of Incorporation

Quanex Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

First: That the Board of Directors of the Company, at a meeting duly called and held on December 5, 2006, adopted resolutions proposing and declaring advisable the following amendment to the Restated Certificate of Incorporation of the Company, and directed that such amendment be considered at the next annual meeting of stockholders of the Company:

To amend the first paragraph of Article Fourth of the Restated Certificate of Incorporation in its entirety to read as follows:

“FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred and One Million (101,000,000), of which One Hundred Million (100,000,000) shall be shares of Common Stock, par value Fifty Cents ($.50) per share, and of which One Million (1,000,000) shares shall be Preferred Stock, no par value.”

Second: That at the annual meeting of stockholders of the Company duly called and held on February 27, 2007, in accordance with Section 222 of the General Corporation Law of the State of Delaware, the holders of a majority of the shares of Common Stock of the Company entitled to vote on such amendment voted in favor of such amendment.

Third: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware;

In Witness Whereof, the Company has caused this Certificate of Amendment to be signed by Thomas M. Walker, its Senior Vice President – Finance and Chief Financial Officer, this 27th day of February, 2007.

QUANEX CORPORATION

By: /s/ Thomas M. Walker
Thomas M. Walker
Senior Vice President – Finance
and Chief Financial Officer